VITERRA™

April 28, 2008

08002248

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commissio
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

RECEIVED
2008 APR 30 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a release dated April 28, 2008. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

PROCESSED
MAY 06 2008
THOMSON REUTERS

VITERRA™

For Immediate Release
Date: April 28, 2008
Regina, Saskatchewan
Listed: VT: TSX

Viterra: Unifeed Hi-Pro Inc. Signs Definitive Purchase and Sale Agreement with Gore's Inc.

REGINA, SASKATCHEWAN – (April 28, 2008) - Viterra Inc. (TSX:VT) is pleased to announce that Unifeed Hi-Pro Inc., a wholly owned subsidiary of Viterra doing business as Hi-Pro Feeds, has signed a definitive purchase and sale agreement for certain assets of Gore Bros., Inc. and Gore's Trucking, Inc. The transaction is expected to close later today. When the transaction closes, Hi-Pro Feeds will operate an additional two feed mills in Clovis, New Mexico and Comanche, Texas. The transaction is subject to normal closing conditions and does not include Gore retail locations.

Funded through current operating cash flows, the total cost of the transaction is approximately US$24.2 million including working capital. The transaction is subject to closing adjustments. After synergies, the Livestock Feed and Services segment EBITDA contribution is expected to increase by approximately 20%.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed and services, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra
(306) 569-4810

Website: www.viterra.ca

END